

News Release

Mattson Technology Contact
Ludger Viefhues
Mattson Technology, Inc.
tel 510-492-6241
fax 510-492-5963
ludger.viefhues@mattson.com

MATTSON TECHNOLOGY, INC. ANNOUNCES
FIRST QUARTER 2006 RESULTS

FREMONT, Calif. — May 9, 2006 — Mattson Technology, Inc. (Nasdaq: MTSN), a leading supplier of advanced process equipment used to manufacture semiconductors, today announced results for the first quarter ended April 2, 2006.

Highlights of this report include:

- Strong bookings and revenue growth
- Healthy cash position
- Number one position in strip for second consecutive year and third consecutive year of share gains in RTP
- New accounts with leading strip and RTP products, positioning company to capture future share gains

Net sales for the first quarter were $58.4 million, up 15.9 percent from $50.4 million for the previous quarter, and up 10.7 percent from $52.8 million in the first quarter of 2005. Net sales for the first quarter of 2006, the previous quarter and the first quarter of 2005 each included royalties of $1.4 million related to the settlement of the patent infringement suit with Dainippon Screen Manufacturing Co., Ltd. ("DNS"). Net income for the quarter was $3.7 million, or $0.07 per diluted share, compared with $4.8 million, or $0.09 per share, for the previous quarter, and a net loss of $1.4 million, or $(0.03) per share, for the first quarter of 2005.

Gross margin for the first quarter was 41.2 percent, up 1.7 percentage points from 39.5 percent for the previous quarter, and up 3.3 percentage points from 37.9 percent for the first quarter of 2005. Operating expenses for the quarter increased to $21.6 million from $20.5 million for the previous quarter and $21.0 million for the first quarter of 2005, as a result of increased variable expenses due to increased sales. Operating expenses as a percentage of net sales were 36.9 percent for the quarter, compared with 40.6 percent for the previous quarter and 39.9 percent in the first quarter of 2005.

Shipments for the first quarter were $60.7 million, up 29.4 percent from $46.9 million for the previous quarter, and up 16.1 percent from $52.3 million for the first quarter of 2005. Net bookings for the quarter were $57.1 million, up 14.2 percent from $50.0 million for the previous quarter, and up 37.9 percent from $41.4 million for the first quarter of 2005. Net bookings in the quarter resulted in a book-to-bill ratio of 0.94 to 1. Deferred revenues (which represent unrecognized revenues) were $12.7 million at the end of the quarter, compared with $12.5 million at the end of the previous quarter, and $20.4 million at the end of the first quarter of 2005.

Cash, cash equivalents, and short-term investments at the end of the first quarter were $128.0 million, down $1.3 million from $129.3 million at the end of 2005.

"In the first quarter, we benefited from strengthening market conditions, and Mattson delivered bookings and revenue growth," said David L. Dutton, chief executive officer of Mattson Technology. "We also maintained our healthy cash position while ramping up our manufacturing and other activity levels in support of the market improvement."

"We are leveraging our strong product portfolio of Suprema, eHighlands and Helios to drive share gains in our core markets and expand into new segments. Our investments in products, infrastructure and customer relationships have positioned Mattson to deliver on its growth plans."

Attached to this news release are preliminary unaudited condensed consolidated statements of operations and balance sheets. All results from the first quarter of 2005 and comparisons to those results are based on the condensed consolidated results for the first quarter of 2005 as restated, which are reported in Mattson's Annual Report on Form 10-K for 2005, as filed with the SEC.

Forward-Looking Guidance: New order bookings in the second quarter of 2006 are expected to range between $62 million and $67 million. Second quarter 2006 net sales are expected to range between $58 million and $63 million. Gross margin in the second quarter is expected to be in the range of approximately 40 percent to 43 percent.

On Tuesday, May 9, 2006, at 5:30 PM Eastern Time (2:30 PM Pacific Time), Mattson will hold a conference call to review the following topics: first quarter 2006 financial results, current business conditions and the near-term business outlook. The Company will webcast a slide presentation in conjunction with the conference call, which can be accessed at www.mattson.com under the "Investors" section. In addition to the live webcast, a replay will be available to the public on the Mattson website for one week following the live broadcast.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements regarding the company's future prospects, including, but not limited to: anticipated bookings, revenue and margins for future periods. Forward-looking statements address matters that are subject to a number of risks and uncertainties that can cause actual results to differ materially. Such risks and uncertainties include, but are not limited to: end-user demand for semiconductors; customer demand for semiconductor manufacturing equipment; the timing of significant customer orders for the company's products; customer acceptance of delivered products and the company's ability to collect amounts due upon shipment and upon acceptance; the company's ability to timely manufacture, deliver and support ordered products; the company's ability to bring new products to market and to gain market share with such products; customer rate of adoption of new technologies; risks inherent in the development of complex technology; the timing and competitiveness of new product releases by the company's competitors; the company's ability to align its cost structure with market conditions; and other risks and uncertainties described in the company's Forms 10-K, 10-Q and other filings with the Securities and Exchange Commission. Results for the current quarter are preliminary and subject to adjustment. The company assumes no obligation to update the information provided in this news release.

About Mattson Technology, Inc.

Mattson Technology, Inc. is the leading supplier of dry strip equipment and the second largest supplier of rapid thermal processing equipment in the global semiconductor industry. The company's strip and RTP equipment utilize innovative technology to deliver advanced processing performance and productivity gains to semiconductor manufacturers worldwide for the fabrication of current- and next-generation devices. For more information, please contact Mattson Technology, Inc., 47131 Bayside Parkway, Fremont, Calif. 94538. Telephone: (800) MATTSON/(510) 657-5900. Fax: (510) 492-5911. Internet: www.mattson.com.

(consolidated financial tables follow)

MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands, except per share amounts)

	Three Months Ended		
	April 2, 2006	December 31, 2005	March 27, 2005
Net sales	$ 58,413	$ 50,408	$ 52,779
Cost of sales *	34,329	30,483	32,791
Gross profit	24,084	19,925	19,988
Operating expenses:			
Research, development and engineering *	6,607	6,633	6,404
Selling, general and administrative *	14,798	13,292	14,140
Amortization of intangibles	172	600	500
Gain on Wet Business	-	(72)	-
Total operating expenses	21,577	20,453	21,044
Income (loss) from operations	2,507	(528)	(1,056)
Interest and other income (expense), net	1,376	1,924	(412)
Income (loss) before income taxes	3,883	1,396	(1,468)
Provision (benefit) for income taxes	190	(3,365)	(112)
Net income (loss)	$ 3,693	$ 4,761	$ (1,356)
Net income (loss) per share:			
Basic	$ 0.07	$ 0.09	$ (0.03)
Diluted	$ 0.07	$ 0.09	$ (0.03)
Shares used in computing net income (loss) per share:			
Basic	52,271	51,905	51,344
Diluted	53,809	53,017	51,344
* includes the following amounts related to equity awards			
Cost of sales	$ 4	$ -	$ -
Research, development and engineering	37	-	-
Selling, general and administrative	185	13	71
Total	$ 226	$ 13	$ 71

MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands)

	April 2, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 107,739	$ 116,593
Short-term investments	20,306	12,689
Accounts receivable, net	34,700	29,279
Advance billings	10,726	10,145
Inventories	39,262	32,876
Inventories - delivered systems	3,747	2,517
Prepaid expenses and other assets	12,454	13,603
Total current assets	228,934	217,702
Property and equipment, net	22,802	22,515
Goodwill	20,005	20,005
Intangibles, net	10,725	10,897
Other assets	4,443	4,448
Total assets	$ 286,909	$ 275,567
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 17,725	$ 17,436
Accrued liabilities	39,118	35,478
Deferred revenue	12,741	12,464
Total current liabilities	69,584	65,378
Total liabilities	69,584	65,378
Stockholders' equity:		
Common stock	52	52
Additional paid-in capital	616,860	614,090
Accumulated other comprehensive income	8,854	8,181
Treasury stock	(2,987)	(2,987)
Accumulated deficit	(405,454)	(409,147)
Total stockholders' equity	217,325	210,189
Total liabilities and stockholders' equity	$ 286,909	$ 275,567